FILED BY YADKIN FINANCIAL CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NEWBRIDGE BANCORP
(Commission File No. 000-11448)

The following is a transcript of a conference call hosted by Yadkin Financial Corporation (“Yadkin”) on October 22, 2015, in connection with Yadkin’s announcement of results for the third quarter and nine months ended September 30, 2015 which includes references to the previously announced definitive agreement and plan of merger entered into by Yadkin and NewBridge Bancorp (“NewBridge”).

Cautionary Statement Regarding Forward-Looking Statements

The information presented herein contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Yadkin’s and NewBridge’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Yadkin and NewBridge, including future financial and operating results, expected cost savings, expected impact on future earnings, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and you are cautioned not to place undue reliance on any forward-looking statement.  We assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Yadkin’s and NewBridge’s reports filed with the Securities and Exchange Commission (“SEC”), the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Yadkin and NewBridge shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Yadkin and NewBridge businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information About the Proposed Transaction and Where to Find It

This communication includes information related to the proposed transaction involving Yadkin and NewBridge.  This material is not a solicitation of any vote or approval of Yadkin’s or NewBridge’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which Yadkin and NewBridge may send to their respective shareholders in connection with the proposed merger.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, Yadkin intends to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Yadkin and NewBridge and a prospectus of Yadkin, as well as other relevant documents concerning the proposed transaction.  Investors and security holders are also urged to carefully review and consider each of Yadkin’s and NewBridge’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their

Quarterly Reports on Form 10-Q. Both NewBridge and Yadkin will mail the joint proxy statement/prospectus to their respective shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF YADKIN AND NEWBRIDGE ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Yadkin and NewBridge at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Yadkin’s website at www.yadkinbank.com, or at NewBridge’s website at www.newbridgebank.com.

Yadkin, NewBridge and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Yadkin’s and NewBridge’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Yadkin and their ownership of Yadkin common stock is set forth in the proxy statement for Yadkin’s 2015 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 10, 2015. Information about the directors and executive officers of NewBridge and their ownership of NewBridge’s common stock is set forth in the proxy statement for NewBridge’s 2015 Annual Meeting of Shareholders, as filed with the SEC on a Schedule 14A on April 2, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Operator:

We would now like to turn the conference over to Scott Custer, Chief Executive Officer.  Please go ahead sir.

Scott Custer:

Thank you and good morning everyone, thank you for joining us where we're pleased to be able to share some detail around our 3rd quarter results for Yadkin. As we do share the 3rd quarter, you'll note as part of our presentation today we're going to do so in the context a bit of our recently announced acquisition with NewBridge Bank as well.  We have some information in our presentation deck related to that, so I want to just speak to that briefly at the end of my comments.  We have our 3rd quarter presentation posted--hopefully you've got that as we go through the call--as I will be referring my comments and Terry Earley our CFO, our comments will be following through on the presentation.  So with that said page 2 is our normal disclaimer around Forward Looking Statements, and I will commend that to your reading and then move on to page 3 as we get into the highlights for the quarter.  Right off the top let me just say I think the 3rd Quarter from my perspective is a continuation of our sequential quarter-over-quarter progress.  You'll note we had record net operating EPS of $.40 a share or $12.5 million--an almost 21% increase above Q2 of this year and again an indication of our quarter-over-quarter continued performance improvement.  That EPS translates into very solid operating metrics ROATCE of 13.85 almost 14% and net operating return on assets of 1.15%, both nicely up from the prior quarter.  Our operating efficiency ratio declined and is just over 57%.  Again as a testament to our asset generating capability within our company we had record loan originations and commitments of almost $400 million, and our originated loan growth of almost 10% from Q2 to Q3.  Over all our growth was somewhat lower at a little over 3%, approximately 3.5% as you'll note as we continue to have expected and anticipated paydowns in our acquired portfolios.  One of the great things that is going on within our company is just our ability today and in, in... really it's a continuation of a trend to grow low-cost core deposits specifically. Non-interest bearing demand deposits increased in the quarter almost 20% and speaks to I think the business model. We have our relationship approach. We're not transaction lenders, we're not transactors. We are relationship bankers and as you look across our company, our ability to grow low-cost core deposits is probably the best metric that demonstrates that.  On the back of those good earnings numbers, tangible book value increased from $12.01 to $12.31 a quarter, and we did announce our second quarterly cash dividend of $.10 per share which will be payable on November 19th.  As we move to page 4 there's a little more color on our earnings and on our earnings profile. Again, you'll see a couple of things to call out.  I think the key thing is that we tried to put the two quarters together, you see the nice quarter-over-quarter improvement.  You do note the provision increased to 1.6 million in Q3 due to an increase in our reserve on originated loans as well as providing additional provision as we replace the loan accretion from our credit marks that are coming in.  Terry Earley can provide a little more color on that provision as we see it for this quarter and maybe some thoughts as we think about the provision going forward.  Again, you note we did have an income tax rate increase to almost $8,000,000 which is really a one-time situation to revalue the DTA related to change in 2016 North Carolina tax rate as it declines from 5 to 4%.  And we've already touched on our operating efficiency improvement to 57%.  With that, I'm going to turn it over to Terry Earley as we move to page 5 for some more specific color around our net interest income, our progress on our non-interest income and non-interest expense and a little color on the margin.  Terry Earley take it from page 5 if you will.

Terry Earley:

Yes sir, thank you Scott.  Good morning everybody.  On page 5 where you see the graph at the left that the GAAP went down 10 bp but we were kind of expecting it to come down due to lower accelerated accretion. The core NIM held steady at 3.77.  I think that one of the things that helped us with this quarter is what Scott has already touched on, is some funding mix improvement with the growth in DDA, and clearly while we continue to experience loan pricing pressure, we've to date been able to combat that very well with what we have going on in the mix, and on both sides of the balance sheet really, and especially on the funding side.  So with that I’m going to go to page 6.  A little bit on non-interest income, it did total $10.8 million, up just slightly up from Q3.  I'm going to focus my comments really around SBA and mortgage.  SBA, what I would say is the best production we've ever had at $43.5 million and our pipeline is up from about $34 or $35 million previous quarter, but the pipeline is the best it's ever been.  The pipeline is between $200 and $250 million - very very strong. So if we produced a lot, then why were we down on a linked quarter basis on SBA? Really relates to three things.  First--and you are seeing this in other companies that are releasing--is that gain on sale margins are generally lower and are down about 100 basis points, reflecting I think what is just excess product in the market.  Secondly, our product mix shifted a little bit.  In Q2 we did 88% 7(a) business and the rest generally 504. This quarter we only did 75% 7(a) business.  So some shift in product mix is affecting what we can sell.  Now we love these 504s.  They stay on the balance sheet at low risk, low loss given defaults. Very good spreads over prime but again they are not sellable but they're great assets. And finally we had a higher proportion of multi-funding, a lot of construction loans in the quarter that can't be sold until they fully fund up. So anyway that's great production. It will be on the balance sheet a little while, and it'll be sold at some point in the future.  Turning to mortgage, a good quarter in mortgage. Up slightly, almost 14% on a year-over-year basis. Production was up 5%. Margin improved about 20 bps as government production increased to almost 28% of total production. And it's worth noting that even though rates were low, our purchase production activity was over 70%. So all in all a good quarter for mortgage.  Turning the page to NIE, you see our trend in NIE there.  Speaking a little bit about personnel, salary and benefits, I'd say part of the decline was due to salaries, part of it was due to variable incentive comp, and some restructuring of some incentive plans we've got.  I would say it's likely that part of the expense line is likely to go up some in Q4.  You see good trends, especially going back to Q4 of last year, on the occupancy and equipment as we closed a facility, closed our Cary ops center, shut down 4 branches, things like that.  The other expense line goes down nicely reflecting lower professional fees, lower marketing costs, lower OREO expenses... So, some good trends there.  Flipping to page 8, on the balance sheet, Scott 's already talked about the loan growth and then note that we sold over $30 million of SBA.  He's talked about the originated loan growth. The only thing that I would really add there is in the originated bucket. If you will, we did have 3 to 4 unanticipated large payoffs this quarter where companies went public or companies sold their businesses.  And I think it speaks to the strength of the North Carolina economy that bigger players were looking to get in here.  I think loan growth could've been higher absent those but it's a sign of the economy’s strength.  You know DDA, Scott 's already talked about, is now almost 23% of total deposits.  And TBV is up nicely.  On page 9 asset quality really remains a pretty good story.  Charge-offs were steady at 12 bps.  We did provide a little over $600,000 more in provision than charge-offs, net charge-offs.  As we really start to look to build the ALLL more, and we see that... the contributions of the year, overall effective reserve is higher coming out of the ALLL than it has been prior quarters, and I should say we should expect that trend to continue.  Credit metrics though are still really good. Even though classified assets are up; it’s not systemic.  Our 30-89 days past due, are the best they have been since the merger, and special mentions are trending lower.  We've had a $5 million increase in non-performing, really, primarily over 50 percent of that in one loan. The loan is not past due, and we have almost $1 million in cash in the bank, but, yet we put it in non-accrual for some unusual circumstances and we'll see how that plays out.  We are just being conservative.  And I just don't want folks to walk away thinking that systemically we see problems because our credit metrics remains very, very strong.  So Scott, with that, I'm going to turn it back to you.

Scott Custer:

Sure, moving on to page 10 is probably the one page in the presentation that I'm most proud of because I think as we think about our business model, our ability to execute, we don't look at things on a quarter-on-quarter basis.  We look at things over a full period of time, and I think one year is a very good period of time as we look at what our what our two companies, VantageSouth and Yadkin, have done since we came together in July of 2014, and look at the last 4 quarters and look at the improvement in the business, the execution of our business model and the realization of what we believed that putting together the two companies and an MOE construct could do.  I think page 10 tells a really great graphic story.  EPS up almost 30% over that period of time.  Pre-tax pre-provision income from $15 to $20 million up 42%. The operating efficiency ratio down from 66 to 57 run rate now.  ROAA in the 1.15 range and ROTCE at 13.35 up from 10.93  So again you can see all these statistics, and it does speak to our ability to I think put two companies together, understand how to achieve the scale and synergy and benefits, and implement a very successful business model that have an ability to last not just for a quarter but the future. And so as we look backward at what we have accomplished coming out of the Yadkin-VantageSouth merger, I think it's a good segue to look forward and see why we are bullish and believe that our pending transaction with NewBridge makes so much sense.  And some of you were on the call when we announced this deal, and so some of this may be a bit repetitive, but I felt like it was important to reiterate some of the key items that may help make the decision a very solid one for us.  Number one, page 11 details the transaction rationale. Again we believe it's strategically compelling, it puts us in markets where we have not been, it deepens us in markets where we are that have great potential, and it leverages our competitive strengths.  It is absolutely financially attractive. It's got great earnings accretion with limited book value dilution and again, we believe the integration execution risk born out in our previous merger is very low here.  As you look at page 12 again, one of the key proof points, the pro forma franchise in where we rank in the 4 key metro markets in North Carolina, 75%, right at 75% of our deposits will be in these 4 key markets which I believe makes us the most attractive franchise in North Carolina.  Among community banks, we're either number one or number two in deposit share in all these markets, and you can see not just the total market potential but you see all these markets from a population standpoint are growing nicely, so again the upside here is nice for our company.  We've covered the transaction assumptions.  On page 13 you can see those.  I'm not going to spend time reading all of those for you, but we can answer any specific questions that you might have about those assumptions. And then finally on page 14, I guess where the rubber meets the road, the deal makes sense from a value and shareholder perspective. And I think it does, clearly with almost 10% earnings accretion in the first full year after cost saves, we've got a very modest less than 2% dilution with an earn-back of what I believe will be inside 2 and ½ years.  And still contemplating a one-time special dividend which will be paid to the Yadkin shareholders prior to close, our capital ratio still remain in very solid shape and reflect again the overall conservatism of our balance sheet.  So all that together we feel like again there is momentum in our business today, we've got proven success in putting Yadkin Bank and VantageSouth together over the past 12-15 months, and we look forward to what we have in front of us with our new partners in NewBridge.  With that I'll stop, operator, and let's see if we can open it up.  I hope there are some questions from the listeners on the line.

Operator:

Thank you.  Ladies and gentlemen, if you would like to register a question please hit the one followed by the four on your telephone, you will hear a 3 tone prompt to acknowledge your request.  If your question has been answered and you would like to withdraw your registration, please hit the one followed by the three.  If you're using a speakerphone please lift your handsets before entering your request.  One moment please for your first question.  Our first question coming from the line of Brady Gailey with KBW.  Please proceed with your question.

Brady Gailey:

Hey, good morning.

Scott Custer:

Hey, Brady, good morning, how are you?

Brady Gailey:

As we look at total net loan growth you know it's been pretty stable in kind of the mid-single digit range, it was 3% this quarter, 6% last quarter.  How should we think about you know net loan growth going forward?

Terry Earley:

Brady, Terry Earley, and I can answer from my seat.  I think there's three pieces of that answer:  First, we remain bullish on our overall loan origination business as you saw at $400 million in the quarter.  We would anticipate that trend to continue as we look out to the future.

We've got robust pipelines across all of our business units, I was just looking at our SBA pipeline yesterday it’s probably the strongest it's been since we've been in that business, and so I'd say our pipeline origination volume should stay right where it is if not be a little better.  We did carry cuts going in the quarter.  We did experience some what I would say unexpected paydowns from some very nice borrowers where quite honestly they had opportunity to either sell pieces of real estate or sell their company, probably totaled almost $40 million of paydowns that were not expected in our acquired portfolio.  So that helped drive and mute some of the overall net loan growth and third, I would just always refer you back to the way we do things.  The duration in our loan book is intentionally short.  We do a lot of high velocity business.  It's high yield but doesn't always stick around so there's always some of the inevitable churn in the portfolio.   It's got great earnings characteristics but doesn’t always have great net growth characteristics.  So I think you'll see us rebound as we move to the fourth quarter beyond where we were today on a net net basis, but that said, we're not going to change our business model just to try to go create.  I can go create 12% loan growth but it wouldn't be consistent with what I think is the right way to build and construct our balance sheet.

Brady Gailey:

Okay, alright, and then on the several SBA trends that we saw in 3Q, as far as the gain on sale margin coming down 100 basis points and the mix shift towards more 504 less 7(a), are those trends that you think will continue going forward or you think those were more kind of one-off 3Q events?

Scott Custer:

Yeah, I think the 504 product is gaining in popularity, but I would say that the third quarter was definitely a spike up for us there versus where we've been, and I would predict based on the pipeline that we've probably returned to more normalized 7(a)/504 distribution.  So I'd say that's probably something that would not continue at the same rate in the fourth quarter.  That's my guess.  But, you know, some of this you've got to have a crystal ball on.  Certainly the gain on sale, the margin on the premiums that we're getting for the sale of those assets, is something way beyond our control.  I think if you look at other larger SBA lenders you'll probably note similar trends in their results as well, as the market is just giving us a little lower premium.  And then the third thing is the type loan we do.  If we are financing good owner-occupied real estate which is often a good SBA product, and if you're doing some element of construction there, you're closing that loan but you've got to wait for that loan to fund up to ultimately get the sale treatment on that.  So, I'd like to say I think that the key thing for us is back to how I think about our business.  I try not to get caught up a quarter at a time but think about how things play out over a longer period of time, certainly over a year or longer, and the key thing for me in the SBA business is we've closed more loans, we had a higher total production than we've had in any one quarter with more units of production than in any one quarter in our history, and we've got a better, more robust pipeline going forward than we've ever had.  So that tells me our business is just fine.  How some of these more macro factors affect us we're going to let the market deal with that.  Best we can do is just run the business the right way.

Brady Gailey:

All right, then finally a question on the loan loss reserve.  I get if you look at the total kind of effect of reserve with the marks in there, you're at 175, which is a very healthy level.  But you know optically if you just take the reserve over the loan book you're running around 30 basis points.  You lay your NewBridge in there and you're going to be probably closer to 20 basis points.  Over time, that will have to trend back up till you're probably somewhere around 1%.  I was just wondering as far as the timing on how long it will take for that reported reserve to trend back up to a more normalized level.  Is that three years, five years?  Just any color on the timing of that uptick and the reserve.

Scott Custer:

Well, you're right.  Your observation is exactly correct.  I'll let Terry speak to more of the specifics, but your observation that our provision will have to go up as we go forward is a correct observation.  I mean it just stands to reason, as our credit mark increasingly comes down over time, we've got to replace that, and how you replace that is with provision.  As you'll note when you look at the transaction assumptions in the NewBridge deal, we don't have a huge credit mark there.  They have a very solid portfolio.  We don't have a big credit mark on the NewBridge portfolio.  So we won't have the same level of accretion coming out of that deal, so we will have to be mindful and watchful of our provision expense as we go forward.  That said, the earnings pick up and the levers that we have post-close on NewBridge gives us a great deal of air cover.  I think, both from a cost standpoint, ability to implement our business model there, and drive revenue at a higher level gives us the ability to easily withstand moving our provision back to more normalized levels there as the marks in our portfolio wind down.  Terry, I may have said something slightly off there, so feel free to correct me.

Terry Earley:

No, no, you're definitely correct.  I would make two more points though.  One, I think, Brady when you look at slide 9 and you look at the credit mark percentage on the purchase impaired, that's as good as reserves.  That's not going anywhere, and that's there to really absorb the losses in that $160 million portfolio.  So while the ALLL in total is at 30 bp, you've got to really layer that in.  And I do think in your question around over what period of time are we going to migrate to more normal levels, I mean I think this is really over longer than three years, maybe as much as five.  This is a pretty drawn out journey, but I think what we're seeing here is that we’re going to start that journey now, and we're going to intentionally provide more than just charge offs and things like that.  And even though the portfolio credit quality is good, we're going to work to start to build and we did that this quarter.

Brady Gailey:

Great, thanks for the color, guys.

Scott Custer:

Thanks, Brady.

Operator:

Thank you.  Our next question coming from the line of Stephen Scouten with Sandler O'Neill.  Please proceed with your question.

Stephen Scouten:

Hey, guys, good morning.

Scott Custer:

Hey, Stephen, how are you?

Stephen Scouten:

Doing well, doing well, thanks.  So I want to get a little color if I could on the expense run rate.  Obviously there are some nice moves there, that $863,000 or what have you in the salaries line, but how much of that do you see as sustainable on a run-rate basis, or is some of that incentive accrual stuff going to normalize out over time?

Scott Custer:

The incentive accrual will tend to normalize out over time, so you could say that the 57% efficiency ratio was a little bit benefited from a lower than our normal incentive accrual, which we try to be very precise with how we're matching expense accruals on items like incentives with revenue, and where the revenue is coming from and how they match up against our various incentive plans.  So I don't want to bore you with all that detail, but that's why there will be an occasional quarterly anomaly on that variable compensation line.  That said, that's probably a lower than normal quarter for that item, so you would see that probably return somewhat in the next quarter.  But I'd still say our efficiency ratio is nicely tucked in below 60 on a run rate basis, and you should see us there as we go along, if indeed 57 might be somewhat abnormally low by that one item.

Terry, again, if I might be off a little bit you can feel free to correct me.

Terry Earley:

Nope.  You said it well.

Stephen Scouten:

Okay.  And then just a couple of clarifiers off of some of Brady's questions there.  I guess as you look at the SBA business year over year, would you continue to expect to see... can you quantify a level of growth, on a year-over-year basis, would you expect double digits plus growth in those revenues continually?

Scott Custer:

You know, we've have gotten to a point where we've spent a fair amount of time this year building what I called the "front of the house" in the SBA business.  We've got SBA bankers, business development officers across multiple states now.  They've got great books of business that they're working with and great pipelines that they're managing to date.  So, our production—the front of the house—is really good.  What we're trying to do is that we've grown that business, and let's be sure the back of the house is adequately set up to support that business.  So, we have invested some money in recent months in our portfolio management, in our servicing, in our, just what I call it, our "backroom factory" there for that business.  And, as a result, I think we're well positioned now to drive more production across a cost structure that ought to be fixed.  So, as we move that production up, and I think Terry said this quarter we did, the number was $45 million plus or minus in production.

I don't know why we could not move that up at least ten, fifteen percent on a run rate basis going forward and really that ten or fifteen percent ought to come with very limited incremental fixed costs as we made those investments to help cover the business.  So, I'm bullish on not just the gross loan amount production that we would get out of SBA, but our ability to drive more of that top line revenue to the bottom over a more fixed cost structure.

Terry Earley:

Scott?  Let me jump in there too and Stephen, I said this on the call when we were discussing the transaction with NewBridge, is that I believe that's one of the un-modeled potential revenue synergies in the deal—roughly twenty, twenty-five percent of our SBA volume comes from referrals from our bankers, so with the NewBridge customer base and greater distribution there, it should help feed that 10-15% growth that we've consistently said we think we’ll hit this thing up to $200 million in annual production, and I think that's going to be one of the contributors that gets us there and keeps that going up.  And again, I go back to while production is going up,  my hope is that the gain on sale margins rebound but I don't think we can, we certainly can't forecast that and assume that to be true.  There is a lot of product in the market.

Scott Custer:

Yea.

Stephen Scouten:

Okay.  And then maybe a couple of things on the loan growth.  Just, obviously I get kind of some of the movements between originated and the purchase loans, but can you remind me, one when you have a loan renew within the purchase book , does that move over into that originated classification and, if so, do you know how much of the quarter-over-quarter change was driven by that, and secondarily, could you comment on how the builder finance portfolios are performing?

Scott Custer:

Terry?  Do you want to take the first part?

Terry Earley:

Sure.

Scott Custer:

And I can take the second or if Steve Jones is there with you, he can respond to the second part.

Terry Earley:

Yea, I'll take the first part.  Steve is here.  Stephen, you're right.  When we renew a loan that has been acquired, it moves over into the originated portfolio when it's matured and gets renewed, assuming we like the credit and we don't want to de-market that customer which has occurred some too, but, and I would say in the quarter?  I don't have an exact number but I'd say $10-$15 million is in that bucket.  One thing I would say is that earlier Scott said those big lumpy payoffs he said that were approximately $40 million,  I think most of those were actually in the originated book so I just wanted to be sure everybody got that.  And I will turn it over to Steve on builders.

Steve Jones:

Good, thanks.  In terms of builder finance, I would tell you that we had our highest production quarter yet, at right about $100 million in production. And one metric that we can really look at is our velocity in that book of business. We had seventy-seven million in commitments pay off.  That's 392 units and of that growth, we had about $14 million in balance sheet growth.  So, the business is performing nicely and seeing the velocity in that unit.

Stephen Scouten:

That's great guys, thanks for the call.  I appreciate it.  Congrats on this quarter.

Scott and Terry:

Thanks.

Operator:

Thank you.  Our next question, coming from the line of Kevin Fitzsimmons, will go through.  Please proceed with your question.

Kevin Fitzsimmons:

Hey guys, good morning.

Scott and Terry:

Hey, Kevin.

Kevin Fitzsimmons:

Terry, I heard your comments about the margin before, but can you give us just a little sense on looking forward what you would think from a reported and from a core margin basis how we should look at it?  Thanks.

Terry Earley:

Well, Kevin, I think over time the GAAP NIM is going to migrate to the Core NIM.  The Core NIM doesn't...  The only material upside to the Core NIM really relates to interest rates, and that one, I don't have a crystal ball to tell you what the Fed's going to do there.  I think the difference between the GAAP NIM and the Adjusted NIM, I've always said that in normal times that tends to be 8, 9, 10 basis points, you'll see we're at 10.  So to me it's kinda returned to normal.  It was a little bigger than that last quarter.  And I think what encourages me about where this thing is going is that our production yields and our portfolio yields are within two basis points of one another.  And so, it's really largely, to a great degree, a function of what the SBA and builder businesses that we talked about so much already on this call.  That is roughly 35-40% of our production and the yields are more between 5-1/2 and 6, so it really helps to elevate our portfolio yields. And as those portfolios grow and become a bigger percentage of the total, then it certainly helps to maintain and sustain the Core NIM.  And so I'm relatively bullish on them.  I'm not saying that the Core NIM isn't going to bounce around a little bit because it does, I mean a couple basis points this way or that way doesn't really surprise me.  And I say all that to know that if pricing pressure continues and increases especially on the one side, then I can see it coming down a little bit but I don't see a precipitous drop in our future on the Core NIM side.  Hope that helps.

Kevin Fitzsimmons:

Yeah, that's helpful.  Thanks.  One quick follow up on credit.  I know you guys explained some of the linked quarter movement we saw this quarter, and it sounds like you're not overly concerned, but are there any sectors or industries that you guys are taking a harder look at or scrutinizing or stepping back from just in the last 90 days?  Thanks.

Scott Custer:

Kevin, this is Scott.  I don't think we're concerned about any of the key sectors that we currently have pieces of our portfolio in.  I would say that, as I look across our portfolio where we have had things that have popped up that have been more negative, I would say they tend to be one off. They would not be systemic to any type sector that would you say, oh my, we're getting too much here, or looks like this particular piece of business is eroding.  I don't really sense that.  I think the markets that we're in are still very strong.  The bulk of our business is coming out of the metro markets in North Carolina for the most part and so, the economic vibrancy of those markets, as I said, remains very strong.  Where we've had an issue or two, I would say they've been more, again, more one-off unusual situations.  Some back to the two legacy banks that have been some loans that have been worked on for some time over multiple years, that ultimately for whatever reason ran out of gas, but again don't speak to an overall sector issue in any one place.

Kevin Fitzsimmons:

Okay, thanks guys.

Scott Custer:

Thanks, Kevin.

Operator:

Thank you.  Our next question coming from the line of William Wallace with Raymond James.  Please proceed with your question.

William Wallace:

Good morning, guys.

Scott and Terry:

How you doing, Wally.

William Wallace:

A follow up on the SBA business.  The multi-funding stuff you're doing, I guess a couple of questions.  How long does that typically take to fund up?

Scott Custer:

You know, I think it varies.  It could be a 90-day process depending, it's all a matter of the loan type.  Terry or Steve you might be able to speak to the specifics.  I was going to say it usually would be 90 days to potentially up to six months, when you book a loan it usually doesn't run too much longer than that, I don't believe.  But, guys, add a little color here if I'm off-base.

Terry Earley:

You're a little short.  I'd say typical is probably about nine months.

William Wallace:

Where does it sit, does it usually sit in the held for sale bucket or does it actually sit in one of the commercial loan category buckets?

Terry Earley:

It sits in the commercial loan categories.  Until it's finished and sellable, we don't put it up there in the held for sale.

William Wallace:

 Okay, so it's treated just like a normal loan until it's done and then you move it up and try to sell it and do whatever you can.

Terry Earley:

Exactly.  Yes.

William Wallace:

Okay.  That was helpful.  And then the yields on that product, is it above your portfolio yield, I assume?

Terry Earley:

Oh, yeah.  Maybe as much as 100 bps.

William Wallace:

Yeah.  Okay.  Thanks.  And then, on the non-interest expense lines, we're going to see some pressure on the top line as you expect to bounce back to a more normal level of the bonus accruals but you've got some offsetting impacts related to a couple of branch sales and stuff you did in the middle of the third quarter.  Are we going to see, if you looked at it kind of holistically, is that total, around 28.7 million, is that going to be flat, or is the bounce back and the accruals going to take us back up a little bit in the fourth quarter, or more than a little bit?

Scott Custer:

Wally, this is Scott.  I would say the way I view non-interest expense, is I look at the total pie.  There was this quarter, you can pick out the bonus accrual as one issue.  But if you take look at really how we've managed expenses over the last four quarters, we've managed them down just as we said we'd do across all the categories.  And we continue to make progress.  You reference the branch closures that we did in Q3.  We've got two branch sales in Q4, we continue to find opportunities to reduce cost, just as we've made investments in the business in certain areas, as I've said, we continue to find ways to reduce costs.  And you'll see us continue to do that, so while this quarter it might spotlight the variable compensation item because it was a bit of an outlier based on prior quarters, even though that may go up, my belief is we still have levers that will allow that expense run to continue in its current direction and get at that level you've described.  I don't want to commit to a specific dollar amount, but I would just refer you to the past three or four quarter trend and assume that might look like what it looks like in the future.

William Wallace:

Okay.  That was actually helpful, Scott, I appreciate it.

Terry Earley:

Wally, let me jump in there, too.  I think when you compare our expense numbers, I think the more relevant comparison is Q4 of 2014 to really see the effects of what management's been able to do.  Q3 was when we did the conversion right at the end of Q3 of last year, and you'll notice a spike in IT costs.  Legacy Yadkin was in-house, we run an outsourced environment and so you've got more external IT costs.  I'm just saying that if you look back you'll see that we're down over $3 million a quarter and I just want to call that out.  I think that a more relative comparison to make.

William Wallace:

Sure.  And I'm hearing that you continue to pull levers to cut costs despite the investments in the business.

Terry Earley:

Yeah, and don't lose sight, remember, we've got great things going on at Yadkin, and hopefully in a few short months there's a fairly nice cost opportunity as we put Yadkin and NewBridge together again.  It's something we know how to do.

We do it in a very disciplined way and we don't rock the revenue boat, what boat we're able to get in our cost saves.  I think it speaks not only for what we've done for the last four quarters and we continue to do, and for what we'll be able to do as we look out into the future a ways.

William Wallace:

 Right.  Okay.  And my last question is just when the tax rate, with the changes in the North Carolina state tax code, what do you anticipate your effective tax rate will be in 2016?

Terry Earley:

About 36%.  Even though the state's down, it actually picks up a little bit on the federal side.  We don't carry big municipal portfolios or BOLI.  We're certainly below regulatory guidance there, so, Wally I would say we've been at about 36.  Anybody who's on the call and does models on us, that's where we've been and I would expect us to stay there in spite of a little bit lower state rates.

William Wallace:

Okay, and is there another reduction in state rate to... after 2016, is there one more coming, is that...

Terry Earley:

Yes, potentially, depending on how state revenues hold up.

William Wallace:

Okay, and you'd have to...

Terry Earley:

We haven't modeled that one.  We won't see that one take hold before we model it.

William Wallace:

If it comes you'd have another DTA adjustment that would impact 2016.

Terry Earley:

Yeah, absolutely that's true, but I would also point out, I mean if you look back at the balance sheet on a year-over-year basis we've burned off a lot of DTA.  So these things, these lower state tax rates occur, certainly as we burn it off so the prospective impact is less.

William Wallace:

Thanks guys, I appreciate your time.

Terry Earley:

Thanks, Wally.

Operator:

Thank you.  Ladies and gentlemen, as a reminder, to register for a question, please press the 1 followed by the 4.  Our next question coming from the line of Christopher Marinac with FIG Partners.  Please proceed with your question.

Christopher Marinac:

Thanks, good morning.  Terry and Scott, I want to circle back to the merger announcement on NewBridge and go back to the sort of pledge of when the cost savings kick in at 37.5% in '16 and then the balance in '17.  Is that differential driven by the timing of your system's conversion, or I guess my question is, is there any play in the numbers for you to have the ability to beat that number just based on that big gap between the 100% and the 37.5?

Scott Custer:

Yeah, I don't know about beating the gap, I think as a general statement about it, we're going to get at the costs just as quick as we can.  Some are real easy, just right out of the gate, but the reality is the bulk of the cost saves come when in post-conversion status, once you've actually been able to get the NewBridge business fully converted onto the Yadkin platform.  Right now our hope and our best practice in doing this is to get the transaction closed consistent with the regulators and how they let us move, and obviously we want to move that along as quickly as we can.  But we've got to run through the normal regulatory process.  But we'll get to the closing, we anticipate that hopefully being early second quarter of next year.  If it could be late first quarter, so much the better.  But I certainly hope by early second quarter.  And then our practice has been we try to get the conversion scheduled and obviously we have an outsourced provider so we're subject to getting in their queue at the right time.  But we'd get that conversion scheduled somewhere in the 60- to 90-day window after close.  Then we're ready, once that's done we're ready to squeeze the costs out, and we can do that fairly quickly.

In fact, to Terry's point, we, in the Yadkin/Vantage deal, we converted in mid- to late-September of '14 and by year end, we were late September so really, within three months as we moved toward the end of the year we had 85% of the costs squeezed out.  I think we move quickly once we get through that conversion time.  We have a high confidence factor on hitting 100 or more percent of the anticipated save number.

Terry Earley:

 And, Chris, let me jump in.  This is not related to this but since you brought up the NewBridge transaction, we had one new disclosure on page 13 of our presentation.  It's got to do with the TRUPS mark, and I just want to make sure that people saw that, and because I think if people were trying to model, it's probably one that wasn't really clear, so I just wanted to get that out there.  Thank you.

Christopher Marinac:

Perfect, thanks, Terry.  And I guess my follow-up, thank you, Scott, too, my follow-up is just back to the disclosure you've been giving us the last several quarters on page 5, the difference between the various angles on NIM.  We've been thinking about how that's going to look with NewBridge fully closed for a full quarter, perhaps second quarter, third quarter next year.  Does that 3.77 directionally come down, and is there the goal for you to kind of manage that back up or how should we envision that?

Scott Custer:

Terry, you want to take how you view the NIM prospectively post NewBridge?

Terry Earley:

Yeah, Chris, I think you're absolutely right, it's going to come down a little bit.  I think NewBridge runs a NIM that's a little bit lower than their core NIM so it's going to come down there.  I think, though, as we get in there and implement our business model I think that I'm reasonably optimistic that once you kind of readjust on day one, if you will, that we can start to drive that thing back up a little bit more.

Over time, and I say time being, you know, not five years but the one to two maybe that the NewBridge NIM can migrate up closer to where we are and the business model that we've got in place.

Christopher Marinac:

Okay, super, I appreciate, guys, thanks for the time.

Scott Custer:

Thank you, Chris.

Operator:

Thank you.  Mr. Custer there are no further questions at this time, I will now turn the call back to you.

Scott Custer:

Okay, thank you, operator, and thank you to everyone who joined us this morning.  We always enjoy the chance to talk in more detail about the company, and we very much appreciate your interest.  And as always, feel free to call Terry or me with individual questions, and we look forward to hearing from you and talking again in about 90 days.  Thanks to all.